Exhibit 99.d.(x)

MANAGEMENT FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

This Management Fee Waiver and Expense Reimbursement Agreement (this “Agreement”) is made and entered into as of this 1st day of November 2006 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Securities Trust (“Securities Trust”) with respect to its Alpha Strategy Fund (the “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.         Lord Abbett agrees to waive its management fee payable under the Management Agreement between Lord Abbett and Securities Trust with respect to the Fund for the period set forth in paragraph 3 below.

2.         In addition, Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses exceed or would otherwise exceed an annual rate of (a) one hundred fifty basis points (1.50%) for Class A shares of the Fund, (b) two hundred fifteen basis points (2.15%) for Class B shares of the Fund, (c) two hundred fifteen basis points (2.15%) for Class C shares of the Fund, (d) one hundred sixty basis points (1.60%) for Class P shares of the Fund, and (e) one hundred fifteen basis points (1.15%) for Class Y shares of the Fund of the average daily net assets in the Fund for the time period set forth in paragraph 3 below.

3.         Lord Abbett’s commitments described in paragraphs 1 and 2 will be effective from November 1, 2006 through February 29, 2008.

IN WITNESS WHEREOF, Lord Abbett and Investment Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, on the day and year first above written.

LORD ABBETT SECURITIES TRUST

By:	/s/Christina T. Simmons
Christina T. Simmons
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel